Filing Pursuant to Rule 424(b)(3)
                      Registration Statement No. 333-50894


                              PROSPECTUS SUPPLEMENT
                      (TO PROSPECTUS DATED AUGUST 7, 2001)

                           Tengtu International Corp.

                                  60,000 shares
                      $.01 par value per share common stock

            You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

            INVESTING IN TENGTU INTERNATIONAL CORP. COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF OUR PROSPECTUS DATED AUGUST 7, 2001 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.


PLAN OF DISTRIBUTION
--------------------

            We are offering an aggregate 60,000 shares of our common stock to Boston Financial Partners under the terms of this prospectus supplement. The common stock is being paid to Boston Financial Partners pursuant to a contract for the provision of investor relations services to us. Boston Financial Partners may sell the shares in the manner or manners set forth beginning on page 22 of our prospectus.

            We will also issue Boston Financial Partners a warrant to purchase 75,000 shares of our common stock at $1.00 per share and a warrant to purchase 75,000 shares of our common stock at $1.50 per share.

DETERMINATION OF OFFERING PRICE
-------------------------------

            The offering price used in determining the number of shares to be issued to Boston Financial Partners was the market price of our common stock on the over the counter Bulletin Board on March 8, 2002 of $.80.


USE OF PROCEEDS
---------------

            We will not receive any proceeds of this offering. We are issuing stock and options to Boston Financial Partners to conserve cash.

MARKET FOR OUR COMMON STOCK
---------------------------

            On March 8, 2002, the last reported sales price of our common shares on the over the counter Bulletin Board was $.80 per share.

            As of March 8, 2002, and before the issuance of shares pursuant to this prospectus supplement, we had 52,121,008 shares of common stock outstanding.


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OUR INVESTMENT AGREEMENT WITH SWARTZ PRIVATE EQUITY, LLC/LEGAL PROCEEDINGS
--------------------------------------------------------------------------

            On September 12, 2001, Swartz Private Equity, L.L.C., served us with a complaint which was filed in state court in Fulton County, Georgia. This complaint was filed in response to our advising Swartz by letter dated August 28, 2001 that we viewed the Investment Agreement between us and Swartz, along with the accompanying commitment warrants, to be void and unenforceable.

            The complaint alleges that we breached the Investment Agreement and commitment warrants by failing to deliver 250,000 shares upon Swartz's partial exercise of the commitment warrants. Swartz seeks the following damages: (1) a $200,000 termination fee under the Investment Agreement; (2) a cash amount equal to the value of our common stock on the date of partial exercise of the commitment warrant; (3) damages for late delivery of shares under the commitment warrant; (4)monetary damages for lost market opportunity equal to the highest value of our common stock during the term of the breach; (5) a replacement warrant for 850,000 shares of our common stock; (6) attorney's fees; (7) additional warrants under a Warrant Anti-Dilution Agreement; and (8) such other and further relief as the court deems just and proper.

            We believe that we have meritorious defenses to Swartz's complaint and intend to vigorously defend the action. We have made a motion to dismiss Swartz's complaint which is currently pending before the court.

            In December, 2001, we were served with a statement of claim which was issued in the Ontario Superior Court of Justice. The plaintiffs in the action are Gregory Mavroudis and 1334945 Ontario Limited and we are the defendant. The statement of claim alleges that Mr. Mavroudis and 1334945 Ontario Limited did not receive certain amounts of cash, stock and options which were due under an "Independent Contractor Agreement," and amendments thereto, with us for Mr. Mavroudis to provide services to us. Plaintiffs seek the following relief: (1) a declaration that Mr. Mavroudis was at all material times our employee, (2) a declaration that Mr. Mavroudis' employment as our Chief Operating Officer has been terminated, or, in the alternative, constructively terminated or (3) in the alternative to (1) or (2), a declaration that we terminated our agreement with Mr. Mavroudis and 1334945 Ontario Limited. The statement of claim also seeks: (1) $120,000 under the parties' agreement and damages in the amount of $612,500 representing the value of stock due under the parties' agreements or 350,000 "freely tradeable" shares of our common stock,
(2) $253,750 representing the value of 175,000 shares of our common stock due under the parties' agreements or 175,000 shares of our common stock, (3) punitive and exemplary damages, (4) pre- and post-judgment interest, (4) costs of the action and (5) other relief as the court deems appropriate.



                                      -2-


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            We believe that we have meritorious defenses to the statement of claim and intend to vigorously defend the action.

            In January, 2002, we were served with a summons and verified complaint which was filed in the United States District Court for the Southern District of New York. The plaintiff in the action is Hecht & Associates, P.C., our former counsel, and we are the defendant. The verified complaint alleges that Hecht & Associates, P.C. was not paid for certain legal services provided to us and seeks a judgment in the amount of $133,334.12, plus interest at the rate of 1.25%, the costs of the action and such other relief as the court deems proper. We believe that we have meritorious defenses to the claims in the verified complaint and intend to vigorously defend the action.

            In January, 2002, we were served with a verified complaint which was filed in the Supreme Court of the State of New York, County of New York. The plaintiff in the action is Charles J. Hecht, a principal of Hecht & Associates, P.C. and a shareholder, and we are the defendant. The verified complaint alleges that Mr. Hecht submitted a check in the amount of the exercise price of certain stock options granted to Hecht & Associates, P.C. but that the stock was not delivered. Plaintiff seeks a mandatory injunction requiring delivery to plaintiff of 114,166 shares of common stock. Plaintiff further seeks (1) damages in the sum of $51,941.34, (2) additional damages for diminution in the value of the common stock from the time it should have been delivered and (3) punitive damages. We believe that we have meritorious defenses to the claims in the verified complaint and intend to vigorously defend the action.

GENERAL
-------

         You should rely only on the information provided or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents.

                              --------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY
BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE RELATED PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

             The date of this prospectus supplement is March 11, 2002.



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                                TABLE OF CONTENTS

                                      PAGE
                                      ----
PROSPECTUS SUPPLEMENT

Plan of Distribution ...........................................      1
Use of Proceeds.................................................      1
Market for our Common Stock ....................................      1
Our Investment Agreement with Swartz
Private Equity, LLC/Litigation..................................      2
General ........................................................      3




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